Exhibit 99.12

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Fort Hills development strengthens Total’s position in Canada

Paris, October 31, 2013 - Total has reached a final investment decision to develop the Fort Hills oil sands mining project in Alberta, Canada, located some 90 kilometres north of Fort McMurray.

Production from Fort Hills is expected to start by end-2017 and to gradually reach the plateau of 180,000 b/d. The estimated cost to develop the project over the next 4 years is approximately C$13.5 billion.

“The Fort Hills sanction is an important milestone that reinforces Total’s strategy to become a significant producer in Canada,” said Yves-Louis Darricarrère, President Upstream at Total. “With an expected mine life in excess of 50 years based on current planned production rates, Fort Hills represents more than 3 billion barrels of resources, and strengthens Total’s global portfolio by adding geographic diversity and long-plateau production with limited geosciences risk”.

“Fort Hills will be developed in a socially and environmentally responsible manner and will integrate recent lessons learned in oil sands mine development. We are confident that this project will bring substantial benefit to Canada, the province of Alberta, and local communities for decades to come,” added Yves-Louis Darricarrère.

Total holds a 39.2% interest in the project with Suncor Energy (40.8%, operator) and Teck Resources (20%).

Total Exploration and Production in Canada

Total has been present in Canada’s Upstream for nearly fifteen years. Its 2012 equity production in the country was 12,000 b/d.

Total holds a 39.2% interest in Fort Hills and a 38.25% operated interest in the Joslyn project, which is in engineering phase.

Total also owns a 50% interest in the Surmont SAGD1 project. Phase 1 production began in 2007 and currently averages 25,000 b/d. Development of Phase 2 has begun, with production scheduled to start up in 2015, enabling Surmont’s total production to increase to around 136,000 b/d. Further development phases are under study.

[1]	Steam Assisted Gravity Drainage

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

In addition, Total has a 50% interest in the Northern Lights Project following the 2008 acquisition of Synenco Energy.

As its oil sands projects advance, Total E&P Canada will continue to focus on innovation and industry collaboration through COSIA (Canadian Oil Sands Innovation Alliance) with a goal to minimizing environmental and social impacts in Northern Alberta while ensuring a long-term, reliable energy supply.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.